UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 1)*

Computer Programs and Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

205306103

(CUSIP Number)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The Reporting Person has determined to voluntarily file this exit Amendment at this time prior to the required deadline after the end of the calendar year.

Page 2 of 7 Pages

CUSIP No. 205306103

1	NAME OF REPORTING PERSONS Francisco Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 680,860
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 680,860
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,860
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This percentage is calculated based upon 14,085,989 shares outstanding, which is the number of outstanding shares of Common Stock reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2018.

Page 3 of 7 Pages

CUSIP No. 205306103

1	NAME OF REPORTING PERSONS Francisco Partners Parallel Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,352
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,352
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,352
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.066% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This percentage is calculated based upon 14,085,989 shares outstanding, which is the number of outstanding shares of Common Stock reported on the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

Page 4 of 7 Pages

CUSIP No. 205306103

1	NAME OF REPORTING PERSONS Francisco Partners GP II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 690,212
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 690,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,212
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This percentage is calculated based upon 14,085,989 shares outstanding, which is the number of outstanding shares of Common Stock reported on the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

Page 5 of 7 Pages

CUSIP No. 205306103

1	NAME OF REPORTING PERSONS Francisco Partners GP II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 690,212
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 690,212
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,212
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This percentage is calculated based upon 14,085,989 shares outstanding, which is the number of outstanding shares of Common Stock reported on the Issuer’s Form 10-Q filed with the SEC on November 5, 2018.

Page 6 of 7 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on January 8, 2016 with respect to Common Stock of Computer Programs and Systems, Inc. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below:

Item 4.       Ownership

(a) In the aggregate, the Reporting Persons beneficially own 690,212 shares of Common Stock, by virtue of the 680,860 shares of Common Stock directly held by FPII and the 9,352 shares of Common Stock directly held by FPPII.

FPGPII is the general partner of FPII and FPPII. FPMII is the general partner of FPGPII. The managers of FPGPII and FPMII have the power, acting by majority vote, to vote or dispose of the shares held directly by FPII and FPPII. As a result of these relationships, each of FPGPII and FPMII has shared voting and dispositive power with respect to the shares of Common Stock directly held by FPII and FPPII.

(b) In the aggregate, the Reporting Persons beneficially own 690,212 shares of Common Stock, or 4.9% of the total number of shares of Common Stock outstanding, by virtue of the 680,860 shares of Common Stock directly held by FPII and the 9,352 shares of Common Stock directly held by FPPII.

All percentages calculated in this Schedule 13-G are based upon 14,085,989 shares outstanding, which is number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 5, 2018.

(a) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☒

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2018

Francisco Partners II, L.P.

By: Francisco Partners GP II, L.P., its General Partner
By: Francisco Partners GP II Management, LLC, its General Partner

By:	/s/ Tom Ludwig
Name:	Tom Ludwig
Title:	Managing Member

Francisco Partners Parallel Fund II, L.P.

By: Francisco Partners GP II, L.P., its General Partner
By: Francisco Partners GP II Management, LLC, its General Partner

By:	/s/ Tom Ludwig
Name:	Tom Ludwig
Title:	Managing Member

Francisco Partners GP II, L.P.

By: Francisco Partners GP II Management, LLC, its General Partner

By:	/s/ Tom Ludwig
Name:	Tom Ludwig
Title:	Managing Member

Francisco Partners GP II Management, LLC

By:	/s/ Tom Ludwig
Name:	Tom Ludwig
Title:	Managing Member